September 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ruairi Regan
Pam Howell

Re:	Groundfloor Loans 2 LLC
Amended Offering Statement on Form 1-A
Filed July 30, 2025
File No. 024-12552

Ladies and Gentlemen:

On behalf of our client, Groundfloor Loans 2 LLC, we hereby request qualification of the above-referenced Offering Statement so that it may be qualified on Wednesday, September 10, 2025, or as soon thereafter as practicable.

Please direct any questions or comments regarding the foregoing to me at 415-395-8019 (office direct) or zachary.fallon@lw.com.

Very truly yours,

/s/ Zachary Fallon
Zachary Fallon
of LATHAM & WATKINS LLP